FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of March, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  May 23,2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  May 23, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  May 23, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 March 2005 - 31 March 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                      278,191

Current Balance - Trust Mortgage Assets         (GBP)25,187,763,514

Current Balance - Trust Cash and other Assets   (GBP)1,178,420,307

Last Months Closing Trust Assets                (GBP)26,285,417,468

Funding share                                   (GBP)19,057,225,862

Funding 2 share                                 (GBP)4,210,421,237

Funding and Funding 2 share                     (GBP)23,267,647,099

Funding and Funding 2 Share Percentage                 88.25%

Seller Share*                                   (GBP)3,098,536,722

Seller Share Percentage                                11.75%

Minimum Seller Share (Amount)*                  (GBP)1,548,707,664

Minimum Seller Share (% of Total)                       5.87%

Excess Spread last quarter annualised                   0.54%
(% of Total)
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                                                                   By Principal
                   Number        Principal (GBP)     Arrears (GBP)       (%)

< 1 Month          273,423        24,759,561,656         0              98.30%

> = 1 < 3 Months    3,859           354,850,635      3,009,072           1.41%

> = 3 < 6 Months     722            59,134,140       1,342,703           0.23%

> = 6 < 9 Months     162            12,346,981        523,746            0.05%

> = 9 < 12 Months    24              1,830,590        111,031            0.01%

> = 12 Months         1               39,512           3,400             0.00%

Total              278,191        25,187,763,514     4,989,952         100.00%
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Properties in Possession

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                           Number       Principal (GBP)      Arrears (GBP)

Total (since inception)     352           23,239,406             1,170,342
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Properties in Possession                                            126

Number Brought Forward                                               92

Repossessed (Current Month)                                          34

Sold (since inception)                                              226

Sold (current month)                                                 13

Sale Price / Last Loan Valuation                                    1.06

Average Time from Possession to Sale (days)                         135

Average Arrears at Sale                                         (GBP)2,900

Average Principal Loss (Since inception)*                         (GBP)92

Average Principal Loss (current month)**                           (GBP)0

MIG Claims Submitted                                                 6

MIG Claims Outstanding                                               0

Average Time from Claim to Payment                                   41
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                              Number        Principal (GBP)

Substituted this period                         0               (GBP)0

Substituted to date (since 26 March 2001)     562,237      (GBP)48,998,814,077
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CPR Analysis

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                                                                % of CPR

Current Month % of CPR - Removals*                                58.30%

Previous Month % of CPR - Removals*                               71.50%

Current Month % of CPR - Non-Removals**                           41.70%

Previous Month % of CPR - Non-Removals**                          28.50%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

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                                               Monthly          Annualised

Current Month CPR Rate - Total                  4.40%             41.72%

Previous Month CPR Rate - Total                 5.36%             48.38%
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Weighted Average Seasoning (by value) Months                      24.81

Weighted Average Remaining Term (by value) Years                  20.57

Average Loan Size                                             (GBP)90,541

Weighted Average LTV (by value)                                   74.78%

Weighted Average Indexed LTV (by value)                           65.41%

Non Verified (by value)                                           39.30%
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Product Breakdown

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Fixed Rate (by balance)                                           50.59%

Together (by balance)                                             23.13%

Capped (by balance)                                                0.71%

Variable (by balance)                                             22.24%

Tracker (by balance)                                               3.33%

Total                                                             100.0%
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Geographic Analysis

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                  Number       % of Total        Value (GBP)         % of Total

East Anglia        5,526           1.99%         504,501,860            2.00%

East Midlands     19,700           7.08%        1,605,107,319           6.37%

Greater London    33,793          12.15%        4,998,907,595          19.85%

North             30,539          10.98%        1,818,011,254           7.22%

North West        37,078          13.33%        2,698,834,161          10.71%

Scotland          34,424          12.37%        2,271,755,414           9.02%

South East        41,195          14.81%        5,102,791,560          20.26%

South West        17,844           6.41%        1,808,034,981           7.18%

Wales             11,374           4.09%          825,801,306           3.28%

West Midlands     18,167           6.53%        1,559,037,978           6.19%

Yorkshire         28,551          10.26%        1,994,980,086           7.92%

Total            278,191           100%        25,187,763,514           100%
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LTV Levels Breakdown

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                                  Number        Value (GBP)          % of Total

0% < 25%                          10,720        412,870,095             1.64%

> = 25% < 50%                     34,607       2,580,627,717           10.25%

> = 50% < 55%                     10,620        964,028,147             3.83%

> = 55% < 60%                     11,477       1,100,553,656            4.37%

> = 60% < 65%                     12,978       1,280,996,280            5.09%

> = 65% < 70%                     15,694       1,566,681,881            6.22%

> = 70% < 75%                     20,146       2,027,040,499            8.05%

> = 75% < 80%                     21,322       2,393,229,910            9.50%

> = 80% < 85%                     35,596       3,819,269,619           15.16%

> = 85% < 90%                     35,225       3,341,423,143           13.27%

> = 90% < 95%                     52,189       4,244,715,092           16.85%

> = 95% < 100%                    17,217       1,431,137,514            5.68%

> = 100%                           400           25,189,962             0.10%

Total                            278,191      25,187,763,514           100.0%
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Repayment Method

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                                  Number        Value (GBP)         % of Total

Endowment                         23,065       1,736,429,215            6.89%

Interest Only                     45,567       6,541,390,677           25.97%

Pension Policy                     529           54,194,624             0.22%

Personal Equity Plan              1,030          76,744,358             0.30%

Repayment                        208,000      16,779,004,639           66.62%

Total                            278,191      25,187,763,514          100.00%
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Employment Status

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                                Number        Value (GBP)           % of Total

Full Time                        242,699      20,718,914,439           82.26%

Part Time                         3,573         226,023,488             0.90%

Retired                            436           13,453,084             0.05%

Self Employed                     28,643       4,091,208,140           16.24%

Other                             2,840         138,164,363             0.55%

Total                            278,191      25,187,763,514          100.00%
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--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                      1 September 2004
--------------------------------------------------------------------

Notes   Granite Mortgages 04-3 plc

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                 Outstanding      Rating            Reference Rate       Margin
                               Moodys/S&P/Fitch

Series 1

A1              $230,933,723      Aaa/AAA/AAA           3.11%             0.06%

A2           (euro)494,000,000    Aaa/AAA/AAA           2.21%             0.07%

A3            $1,248,100,000      Aaa/AAA/AAA           3.15%             0.10%

B                $59,200,000       Aa3/AA/AA            3.21%             0.16%

M                $31,400,000        A2/A/A              3.32%             0.27%

C                $62,700,000      Baa2/BBB/BBB          3.64%             0.59%

Series 2

A1              $713,700,000      Aaa/AAA/AAA           3.19%             0.14%

A2           (euro)800,150,000    Aaa/AAA/AAA           2.28%             0.14%

B             (euro)74,400,000     Aa3/AA/AA            2.42%             0.28%

M             (euro)57,900,000      A2/A/A              2.51%             0.37%

C            (euro)139,050,000    Baa2/BBB/BBB          2.94%             0.80%

Series 3

A1            (GBP)411,250,000    Aaa/AAA/AAA           5.17%             0.18%

A2            (GBP)600,000,000    Aaa/AAA/AAA           5.515%      Fixed until
                                                                        09/2011

B              (GBP)54,350,000      Aa3/AA/AA           5.34%             0.35%

M              (GBP)42,250,000       A2/A/A             5.44%             0.45%

C              (GBP)99,450,000    Baa2/BBB/BBB          5.87%             0.88%
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Credit Enhancement

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                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)   (GBP)593,051,601                15.66%

Class C Notes ((GBP) Equivalent)         (GBP)229,275,589                 6.05%

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                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)   (GBP)593,051,601                 3.11%

Class C Notes ((GBP) Equivalent)         (GBP)229,275,589                 1.20%

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Granite Mortgages 04-3 Reserve Fund       (GBP)48,000,000                 0.25%
Requirement

Balance Brought Forward                   (GBP)41,000,000                 0.22%

Drawings this Period                            (GBP)0                    0.00%

Excess Spread this Period                   (GBP)6,307,048                0.03%

Funding Reserve Fund Top-up this Period*      (GBP)692,952                0.00%

Current Balance                             (GBP)48,000,000               0.25%
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Funding Reserve Balance                     (GBP)58,568,726               0.31%

Funding Reserve %                                 1.0%                     NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.